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                              May 11, 2021

       Norman E. Snyder
       Chief Executive Officer
       Reed's, Inc.
       201 Merritt 7
       Norwalk, CT 06851

                                                        Re: Reed's, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed March 30,
2021
                                                            File No. 001-32501

       Dear Mr. Snyder:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Management's Discussion and Analysis
       Results of Operations - Year Ended December 31, 2020, page 34

   1. We note your presentation of gross sales less promotional and other allowances to arrive at net sales in your
table of key statistics. Footnote (A) on page 35 indicates the company's use of gross sales
allows for the evaluation of sales performance before the effect of any promotional items and
that the amount is not determined in accordance with GAAP. In this regard, please
clarify for us if you consider gross sales to be a metric, or non-GAAP measures as defined in
Item 10(e) of Regulation S-K and the basis for your conclusion.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Norman E. Snyder
Reed's, Inc.
May 11, 2021
Page 2

       You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 with any questions.



FirstName LastNameNorman E. Snyder                      Sincerely,
Comapany NameReed's, Inc.
                                                        Division of Corporation
Finance
May 11, 2021 Page 2                                     Office of Manufacturing
FirstName LastName